Exhibit 99.1

 N E W S   R E L E A S E

TALISMAN ENERGY SECOND QUARTER RESULTS
STRONG OPERATING PERFORMANCE
$2.5 BILLION IN ANNOUNCED ASSET SALES

CALGARY, Alberta, August 1, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) reported its operating and financial results for the second quarter of 2012. All values in this release are in US$ unless otherwise stated.

•	Cash flow1 was $803 million, down 10% over the same period last year despite a 50% reduction in NYMEX natural gas prices.

•	Net income for the quarter was $196 million, down from $698 million in the same quarter last year, up 31% to $487 million for the six months ended June 30, 2012.

•	Total production was 435,000 boe/d, an increase of 4% over the same period in 2011, due to increased oil and gas volumes in Southeast Asia and from North American shale.

•
Talisman agreed to sell a 49% equity stake in its UK North Sea assets to Sinopec for $1.5 billion, $500 million of which the company plans to use for share repurchases. Announced asset sales total $2.5 billion.

•	Eagle Ford production averaged 13,800 boe/d, up from 2,700 boe/d a year ago.

•	In Colombia, the Piedemonte development was approved and a three-rig drilling program is underway.

•	Talisman was formally awarded a new production sharing contract (PSC) at Kinabalu in Malaysia.

•	The company has moved from paying common share dividends on a semi-annual to a quarterly basis.

“In addition to repositioning our business in the UK North Sea, we delivered a strong operational quarter,” said John A. Manzoni, President and Chief Executive Officer. “With our recent UK North Sea transaction, we continue to focus and strengthen our portfolio while maintaining a strong balance sheet to weather current low natural gas prices in North America. The new joint venture will spend more on a gross basis to improve operating efficiency and extend the life of these fields. The deal will reduce Talisman’s decommissioning liability in the UK, decrease future capital commitments and brings forward significant cash. We plan to use approximately $500 million of the proceeds to repurchase Talisman shares.

1 The term “cash flow” is a non-GAAP measure. Please see the advisories and reconciliations elsewhere in this news release.

“Production during the quarter was 435,000 boe/d, up 4% year over year, driven by growth in Southeast Asia and North American shale. Shale volumes are up 50% from last year. We continue to deliver strong results in the liquids-rich Eagle Ford, which accounts for the bulk of our North American spending. Marcellus gas volumes continue to be strong despite significantly reduced drilling activity in the current gas price environment.

“Our Southeast Asia business delivered excellent results, with production growth of 12% compared to last year and natural gas prices averaging $9.48 per mcf for the quarter. We have received approval from PETRONAS to take over a producing asset, the Kinabalu block, in Malaysia. This is a new type of production contract to encourage further development of mature fields.

“In our exploration portfolio, we have completed drilling the Kurdamir-2 well. We have logged hydrocarbons in the Oligocene and Cretaceous zones and are currently preparing to test. In Colombia, we have sanctioned our Piedemonte development, where we have three rigs drilling. Elsewhere in Colombia, we are drilling in the foothills and progressing to test our heavy oil blocks. Our drilling program in PNG continues to be successful, and we have received government approval for our partnership with Mitsubishi.

“In summary, we have delivered a strong quarter operationally, with production up 4%. We have more than delivered on the divestments we promised earlier this year, ensuring we maintain a strong balance sheet, and we will continue to focus the portfolio. We plan to use some of the UK joint venture proceeds to buy back Talisman stock, which we believe to be good value at current prices.”

Financial Results

June 30	Three Months Ended		Six Months Ended
	2012	2011	2012	2011

Cash flow2 ($ million)	803	897	1,654	1,708
Cash flow per share2	0.78	0.88	1.61	1.67

Net income ($ million)	196	698	487	372
Net income per share	0.19	0.68	0.48	0.36

Earnings from operations2 ($ million)	71	168	238	325
Earnings from operations per share2	0.07	0.16	0.23	0.32

Average shares outstanding – basic (million)	1,026	1,025	1,025	1,024

2 The terms “cash flow,” “cash flow per share” “earnings from operations” and “earnings from operations per share” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Cash flow3 was $803 million compared to $897 million in the same period last year, due mainly to weaker commodity prices and higher operating expenses, partially offset by lower cash taxes and a lower realized loss on held-for-trading financial instruments.

Net income was down as a result of weaker commodity prices, a smaller recovery on share-based payments, higher operating expenses, higher DD&A, and asset impairments, partially offset by a larger gain on asset disposals, lower exploration costs and lower income taxes. Earnings from operations were also down as a result of weaker commodity prices, higher operating costs and DD&A, partially offset by lower exploration costs, lower deferred taxes and a lower realized loss on held-for-trading financial instruments.

Exploration and development spending3 in the quarter was $1 billion. Net debt3 at the end of the second quarter was $4.1 billion, relatively unchanged from $4 billion at the end of the first quarter.

Netbacks

June 30	Three Months Ended		Six Months Ended
	2012	2011	2012	2011
Total company sales price ($/boe)	54.72	68.47	60.09	67.08
Total company netback ($/boe)	26.20	39.48	31.65	40.05
Oil and liquids netback ($/bbl)	47.83	61.97	58.69	63.39
Natural gas netback ($/mcf)	2.25	3.90	2.43	3.74

The company’s average netback was $26.20/boe, 34% lower than the same period last year due to lower commodity prices and higher unit operating expenses. In Southeast Asia, natural gas prices averaged $9.48/mcf, and netbacks remained relatively unchanged from the first quarter at $5.80/mcf.

WTI oil prices averaged $93.53 and Brent oil prices averaged $108.33, down 9% and 8% respectively from the second quarter of last year. NYMEX natural gas prices averaged $2.26, a 48% decrease from a year ago.

3 The terms “cash flow,” “exploration and development spending” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Production

June 30	Three Months Ended		Six Months Ended
	2012	2011	2012	2011
Oil and liquids (mbbls/d)
North America	28	23	28	22
North Sea	70	96	79	109
Southeast Asia	41	33	43	33
Other	22	23	24	22
Total oil and liquids (mbbls/d)	161	175	174	186
Natural gas (mmcf/d)
North America	1,039	875	1,032	880
North Sea	32	56	38	69
Southeast Asia	528	500	538	497
Other	43	39	40	32
Total natural gas (mmcf/d)	1,642	1,470	1,648	1,478
Total (mboe/d)	435	420	448	432
Less: Assets sold – North America (mboe/d)	6	8	7	8
Production from ongoing operations (mboe/d)	429	412	441	424

Total production and production from ongoing operations increased by 4% over the previous year due principally to increased shale volumes in North America and growth in Southeast Asia, partially offset by lower North Sea production.

North America

Production
June 30	Three Months Ended		Six Months Ended
	2012	2011	2012	2011
Shale (mmcfe/d)
Marcellus	545	406	537	379
Montney/pilots	76	47	73	61
Eagle Ford	83	16	79	19
Total shale (mmcfe/d)	704	469	689	459

Conventional total, excluding assets sold (mboe/d)	78	83	78	84
Assets sold (mboe/d)	6	8	7	8

Total NAO production (mboe/d)	201	169	200	168

We are well positioned in some of the top-tier shale plays in North America. We are shifting our focus to the liquids-rich parts of our portfolio and expect to grow our liquids production from approximately 25,000 bbls/d in 2012 to over 60,000 bbls/d by 2015.

In North America, production averaged 201,000 boe/d for the second quarter, up 19% from a year ago. Oil and liquids volumes increased by 22%, with natural gas production up 19%. Volumes listed as “assets sold” include 2,350 bbls/d of liquids.

Capital expenditure totalled $399 million, of which 90% was related to shale activity. The majority of this was spent on progressing development of the liquids-rich Eagle Ford program, where overall production averaged 13,800 boe/d (83 mmcfe/d). Liquids production averaged 7,000 bbls/d compared to 1,000 bbl/d in the same quarter in 2011.

As signalled at the beginning of the year, Talisman is actively reducing capital spending in the Marcellus due to low natural gas prices. Gas production averaged 545 mmcf/d, an increase of 34% over the same quarter last year. It is expected to decrease over the coming months as a result of the ramp down in activity. Operating costs for the quarter included $11 million for the recently introduced Pennsylvania impact fee, which included $7 million for prior year costs.

In the Montney and other pilots, production was up slightly over the previous quarter, averaging 76 mmcfe/d. During the quarter, Talisman made the decision not to proceed with the next phase of Sasol Canada’s GTL (gas-to-liquids) project. This does not impact the company’s upstream joint venture agreement with Sasol.

In the liquids-rich Duvernay, the company drilled the third well of its 2012 six-well pilot program. Talisman plans to drill the next three wells in the southern portion of our holdings in the second half of the year.

Southeast Asia

Production
June 30	Three Months Ended		Six Months Ended
	2012	2011	2012	2011
Malaysia liquids (mbbls/d)	16	17	17	17
Malaysia gas (mmcf/d)	121	118	124	116
Malaysia total (mboe/d)	37	37	38	37
Indonesia liquids (mbbls/d)	10	11	11	11
Indonesia gas (mmcf/d)	407	382	414	381
Indonesia total (mboe/d)	78	74	80	74
Vietnam (mboe/d)	2	2	2	2
Australia (mboe/d)	13	3	13	3
Total (mboe/d)	130	116	133	116

Southeast Asia is expected to grow at an average of approximately 8% per year through the medium term. The majority of Talisman’s gas sales contracts here are linked to oil price benchmarks. This region is one of the fastest growing natural gas markets in the world.

Liquids production averaged 41,000 bbls/d in the quarter, an increase of 24% over the same quarter last year. This is primarily due to the ramp up at Jambi Merang and the addition of Kitan in October 2011. Natural gas sales for the second quarter averaged 528 mmcf/d, with prices averaging $9.48/mcf.

In Malaysia, production averaged 37,000 boe/d in the quarter. Talisman has drilled six wells of an eight-well program in PM-3 CAA Northern Fields, with five wells now on production. All wells are meeting or exceeding expectations. During the quarter, PETRONAS formally awarded Talisman a 60% working interest in a new production sharing contract for continuing production, further development and improved oil recovery from Kinabalu, which lies within the Sabah region offshore Malaysia. Talisman assumes operatorship in December of this year.

In Indonesia, production was 5% higher than the same period last year (12% higher when normalized to account for Suban unitization) due principally to increased volumes at Jambi Merang and Tangguh. The Corridor PSC is maintaining production at record levels of over 1 bcf/d gross sales gas.

In Vietnam, production has remained steady at an average of 2,000 bbls/d. The Hai Su Trang and Hai Su Den development is progressing on schedule and on budget, with first production planned for the second half of 2013.

In Papua New Guinea, the Stanley condensate recovery scheme was sanctioned by Talisman in June. This liquids project is expected to start production in late 2014.

North Sea

Production (mboe/d)
June 30	Three Months Ended		Six Months Ended
	2012	2011	2012	2011
UK	52	73	57	83
Norway	23	33	28	38
Total (mboe/d)	75	106	85	121

The North Sea is an important part of the company’s portfolio. We will continue to maximize value from our UK assets through the recent joint venture agreement with Sinopec.

In July, Talisman announced a joint venture agreement where Sinopec will acquire a 49% equity interest in Talisman’s UK North Sea business for $1.5 billion. The joint venture will invest to improve ongoing operating performance, as well as infill drilling and major projects, thereby extending field life and deferring decommissioning. The joint venture will proportionately reduce Talisman’s share of capital spending, production and abandonment liabilities for its UK business. The transaction is expected to close by year-end.

During the quarter, production in the North Sea decreased by 29% relative to the same period in 2011. In the UK, the decrease related to planned turnarounds, shut-ins to repair a gas export pipeline, and mechanical issues at several sites. The decrease in Norway was due principally to reduced rates at Brage and Gyda, and shutdown work at Brage and Rev.

Production is expected to increase toward the end of the year with the contribution from infill wells, completion of planned maintenance and the resolution of mechanical issues. During the quarter, the first of several planned infill wells at Clyde was drilled and an infill well at Rev commenced drilling. Following the Rev well, the rig will move to Varg to drill two infill wells on the field.

Colombia

In Colombia, the development of Equion’s Piedemonte complex is proceeding with the recent sanctioning of a major facilities expansion and a three-rig drilling program underway. In the foothills region, the Huron-2 appraisal well continues to drill. An environmental permit has been issued for block CPO-9, and we are moving to progress testing.

International Exploration

Talisman is focusing its exploration spending in areas that have high impact and a greater potential for large discoveries. This next phase of our exploration program includes near-term oil growth and large Asian gas opportunities. We continue to evaluate new plays as part of our unconventional and deepwater strategy.

In the Kurdistan Region of northern Iraq, the Kurdamir-2 exploration well has reached its target total depth of 4,000 metres, and drillstem testing in the Cretaceous pay zone identified on logs is being initiated. Depending on results, an extended well test in either the Cretaceous or Oligocene zone will be considered. After completing operations on Kurdamir-2, Talisman intends to enter the next exploration period of the Kurdamir licence and drill a follow-up appraisal well, Kurdamir-3.

In Papua New Guinea, the Weimang-1 exploration well found gas in line with pre-drill expectations. Talisman will now move onto the Puk Puk-2 appraisal well and is confident that its gas aggregation strategy in the Western Province remains on track.

Common Share and Preferred Share Dividend Declaration

The company has declared a quarterly dividend on the company’s common shares of US$0.0675 per share. The dividend will be paid on September 28, 2012 to shareholders of record at the close of business on August 17, 2012.

The company has also declared a quarterly dividend of C$0.2625 on its Cumulative Redeemable Rate Reset First Preferred Shares, Series 1. The dividend will be paid on October 1, 2012 to shareholders of record at the close of business on August 17, 2012.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries	Shareholder and Investor Inquiries
Phoebe Buckland	Lyle McLeod, Vice-President
External Communications	Investor Relations
Phone: 403-237-1657 Fax: 403-237-1210	Phone: 403-237-1020 Fax: 403-237-1902
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

17-12

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; production guidance; expected shift to liquids and expected liquids production in North America; expected production decline in the Marcellus; expected drilling in the Duvernay; expected production growth in Southeast Asia; expected operatorship at Kinabalu; expected drilling in Malaysia, the Kurdistan Region of northern Iraq and PNG; expected first production at HST/HSD and Stanley; planned investment, drilling, projects, extended field life and deferred decommissioning through the joint venture with Sinopec; expected closing of the Sinopec transaction; planned drilling at Varg; expected testing in Colombia; planned share repurchase; and other business strategy, plans and priorities.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the company with securities regulatory authorities. The company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; the impact of the economy on the ability of the counterparties to the company’s commodity price derivative contracts to meet their obligations under the contracts; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and results of the company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the company’s operations or financial results, are included in the company’s most recent Annual Information Form. In addition, information is available in the company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking information is based on the estimates and opinions of the company’s management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Unless the context indicates otherwise, references in this news release to “Talisman” or the “company” include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and the partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of “Talisman” or the “company” to refer to these other legal entities and partnership interests does not constitute waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

The completion of any contemplated disposition or acquisition is contingent on various factors, including favourable market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals for such disposition.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ratio of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Talisman also discloses its company netbacks in this news release. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings from operations, exploration and development spending and net debt. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow
US$ million, except per share amounts

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Cash provided by operating activities	809	896	1,789	1,779
Changes in non-cash working capital	(58)	(94)	(212)	(221)
Add: Exploration expenditure	91	136	147	248
Add: Pennsylvania impact fee1	7	–	25	–
Less: Finance costs (cash)	(46)	(41)	(95)	(98)
Cash flow	803	897	1,654	1,708
Cash flow per share	0.78	0.88	1.61	1.67
Diluted cash flow per share	0.78	0.86	1.60	1.63

1.
Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.  Q2 2012 amount represents revision to prior period estimate of the expected retrospective fee.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on August 1, 2012. A reconciliation of cash provided by operating activities to cash flow is provided above.

Earnings from Operations
US$ million, except per share amounts

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Net income	196	698	487	372
Gain on disposals (tax adjusted)	(188)	(89)	(565)	(157)
Unrealized (gain) loss on financial instruments (tax adjusted)1	(37)	(181)	–	82
Share-based payments (tax adjusted)2	(30)	(179)	(76)	(71)
Foreign exchange on debt (tax adjusted)	(3)	–	12	8
Impairment (tax adjusted)	73	–	375	39
Pennsylvania impact fee (tax adjusted)3	5	–	16	–
Deferred tax adjustments4	55	(81)	(11)	52
Earnings from operations	71	168	238	325
Earnings from operations per share	0.07	0.16	0.23	0.32
Diluted earnings from operations per share	0.07	0.16	0.23	0.31

1.	Unrealized (gain) loss on financial instruments relates to the change in the period of the mark-to-market value of the company’s held-for-trading financial instruments.
2.
Share-based payments relate principally to the mark-to-market value of the company’s outstanding stock options and cash units at June 30. The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.
Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.  Q2 2012 amount represents revision to prior period estimate of the expected retrospective fee.

4.	Deferred tax adjustments largely comprise tax on foreign exchange on tax pools.

Earnings from operations are calculated by adjusting the company’s net income per the financial statements for certain items of a non-operational nature, on an after tax basis. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from operations per share are earnings from operations divided by the average number of common shares outstanding during the period. Diluted earnings from operations per share are earnings from operations divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on August 1, 2012. A reconciliation of net income to earnings from operations is provided above.

Exploration and Development Spending
US$ million

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Exploration, development and other	936	997	1,947	1,907
Exploration expensed	91	136	147	248
Exploration and development spending	1,027	1,133	2,094	2,155

Exploration and development spending is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred.

Net Debt
US$ million

	Three Months Ended
	June 30, 2012	March 31, 2012

Long-term debt	4,746	4,741
Bank indebtedness	14	–
Cash and cash equivalents	(683)	(732)
Net debt	4,077	4,009

Net debt is calculated by adjusting the company’s long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The company uses this information to assess its true debt position and eliminate the impact of timing differences.